MEMORANDUM

To:	Securities and Exchange Commission
From:	Boston Restaurant Associates, Inc. (‘‘BRA,’’ ‘‘we,’’ ‘‘us’’ or the ‘‘Company’’)
Date:	October 12, 2006
RE:	Responses to the comment letter of the Securities and Exchange Commission staff dated September 27, 2006, with respect to Amendment no. 1 to Schedule 13E-3 filed on September 12, 2006, File No. 005-49225 and Amendment no. 1 to Schedule 14A filed on September 13, 2006, File No. 001-13320.

The following are our responses to the September 27, 2006 letter of the Securities and Exchange Commission’s staff. For convenience, these responses are immediately preceded by the comments included in the letter of the Securities and Exchange Commission’s staff. Capitalized terms used herein and not otherwise defined have the meaning set forth in Amendment no. 1 to Schedule 13E-3 and Amendment no. 1 to Schedule 14A.

Schedule 13E-3

1.     SEC COMMENT:    We note your response to prior comment 1 of our letter dated July 24, 2006, where you state that ‘‘at the time of the Lipton Purchases the Dolphin Parties assert that none of the Dolphin Parties viewed it as furthering, facilitating or being a part of any Rule 13e-3 transaction, but rather as a discrete investment.’’ The fact that the Dolphin parties had an outstanding offer to purchase all of the company’s outstanding capital stock during a time contemporaneous with the Lipton purchase makes it appear that the Lipton purchase was a transaction reasonably likely to facilitate a going private transaction with the Dolphin parties. In particular, we note that the Lipton purchase gave Dolphin control of the company, Dolphin was interested in acquiring the outstanding shares of the company and that Dolphin established conditions under which Dolphin would not approve third party offers, such as stating that it would not be willing to sell its shares in a third party transaction unless the sale price was ‘‘significantly higher’’ than the Dolphin offer. Accordingly, it appears likely that the purchase of the Lipton stock was effected as a part, or in furtherance, of a series of transactions that, taken together, had ‘‘a reasonable likelihood or a purpose of producing’’ the effects listed in Rule 13e-3(a)(3)(ii) and thus constituted the first step in the going private transaction. Please advise.

COMPANY RESPONSE:	The Dolphin parties reaffirm their belief that the privately negotiated purchase (the ‘‘Lipton Purchase’’) on October 11, 2005 by Dolphin Direct from the Lipton Group of its shares of Company common stock (the ‘‘Lipton Shares’’) was not a step in or otherwise a part of the currently proposed going private transaction for the following reasons. Reference is made to the initial response to this comment as contained in the response letter dated September 12, 2006 (the ‘‘Initial Response’’).
The Dolphin parties acknowledge that a Rule 13e-3 transaction is any transaction (or series of transactions) involving, among other things, a purchase of any equity security by the issuer of such security or by an affiliate of such issuer, which has either a reasonable likelihood or purpose of producing, either directly or indirectly, the effect of causing any class of equity securities which is subject to Section 12(g) of the Securities Exchange Act of 1934 to be owned by less than 300 holders of record, or causing the delisting of a class of equity securities (the ‘‘going private effects’’). They also acknowledge that whether a transaction by an issuer or affiliate is part of a series of transactions constituting a Rule 13e-3 transaction is based on the particular facts and circumstances of each situation. In the Commission’s Interpretive Release No. 34-17719 (April 13, 1981), Question 4, the Commission expressly stated (i) generally, a transaction is regarded as a Rule 13e-3 transaction if it is part of or in furtherance of a series of actions, which, when taken together, have a reasonable likelihood or purpose of producing, directly or indirectly, any of the going private effects, and (ii) a Rule 13e-3 transaction is deemed to commence with the first transaction that occurs at or after the time that it becomes reasonably likely that any of the going private effects will occur.
The Dolphin parties do not believe that the Lipton Purchase constituted a Rule 13e-3 transaction on the basis described above or otherwise. Set forth below is a general explanation of such belief, which explanation has been provided to us by the Dolphin parties for inclusion herein, with particular emphasis on the foregoing standards. Because the explanation has a number of related factors, for clarity the factors are addressed first individually and then comprehensively.

•	Transaction sought and initiated by Mr. Lipton. Roger Lipton had publicly disclosed at least as early as his Schedule 13D on July 8, 2003, and thereafter had reiterated, his desire to sell the Lipton Shares. Mr. Lipton initiated the Lipton Purchase, which was not solicited by Mr. Salas and, notwithstanding the coincidental timing and appearances, was not related to the limited discussions between the Company and the Dolphin parties regarding a possible transaction. Mr. Lipton had long been eager to sell the Lipton Shares. As described in the Dolphin parties’ Schedule 13D filed immediately upon the Lipton Purchase, Parent purchased the shares because of the belief that they represented an attractive investment at the transaction price. That disclosure in the Schedule 13D was contiguous with a reiteration of the disclosure, which previously had been made in an earlier Schedule 13D filing, that Parent had submitted ‘‘a non-binding, exploratory proposal to acquire the Company’s outstanding capital stock’’ a copy of which had already been filed with such Schedule 13D. Notwithstanding the coincidence of timing, the Lipton Purchase was primarily a function of Mr. Lipton’s commitment to sell his shares and the attractiveness of the price.

•	Initial Dolphin proposal highly speculative. On or about September 9, 2005, Parent submitted a written indication of interest in a transaction with the Company. For full disclosure, that written document was immediately described and filed on Schedule 13D. The indication of interest was non-binding, contained very few terms, did not constitute an offer and was only intended to commence discussions regarding a transaction. As indicated by subsequent events and the absence of meaningful progress as a result of the September 9 letter, that letter was meant by Parent as a placeholder to be followed by commencement of exploration. In fact, the indication of interest was submitted impromptu in order that the Dolphin parties would not be excluded from a marketing process being commenced by the Company and its financial advisor and not as the commencement or with the expectation of a transaction. At the time thereof, the Dolphin Parties did not expect that any transaction was likely and had not formed any commitment to make the acquisition. The Dolphin Parties did not view the Lipton Purchase as intended to facilitate or necessarily further any such transaction. The Dolphin Parties believe that the coincidence of the indication of interest and the Lipton Purchase is more apparent than real and as described below effectively separated the purchase from the subsequent transaction. The indication of interest was in the context of extensive and long-standing efforts by management and the Board to explore strategic alternatives. A full two months after the Lipton Purchase, discussions regarding such an acquisition by the Dolphin parties had not meaningfully progressed, although there were several other bidders at the time. In addition, at the time of and as expressed in its initial indication of interest, Parent believed that management would have to be a part of any transaction, though contacts with management were virtually non-existent.

•	Even in December 2005, transaction highly speculative and unlikely. On December 7, 2005, several months after the Lipton Purchase, a revised written indication of interest was submitted to the Company containing only a few sentences, but suggesting a price of $.70 per share for the Company's outstanding shares, a 40% premium over the base price of $.50 per share for the Lipton Shares and significantly above any recent market prices. The revised indication of interest was immediately described and filed on Schedule 13D. No meaningful progress in the transaction was made until later that month and in any event apparently was based solely on the indication of interest being the best offer among various bidders. The December 7 indication of interest did not constitute a Dolphin commitment, continued to be conditioned on management participation, did not require any Company commitment and was expressly stated to be non-binding and for discussion purposes only. Even several months after the Lipton Purchase, there was no expectation, much less a likelihood, that a transaction would occur. As noted above, at the time of its initial indication of interest and continuing through the time of the December 7 indication of interest, Parent believed that management would have to be a part of any transaction, though no such arrangement has ever been reached with management. Even in December, the Dolphin parties simply did not believe that the transaction was likely or even necessarily possible.

•	No other equity purchases. No Dolphin party purchased any securities of the Company during the period in question (except under a recent preferred stock financing to provide funds needed by the Company for the build out of a new restaurant — the Company’s bank loan agreement prohibited new debt without prior lender consent, which the Company did not believe it could obtain timely). The Lipton Purchase was a single, isolated event not part of any other purchases or intentions.

•	Dolphin belief at time of Lipton Purchase. As underscored by the facts, the Dolphin parties also expressly confirm that at the time of the Lipton Purchase they did not in fact view the Lipton Purchase as part or in furtherance of a series of transactions that, taken together, had a reasonable likelihood or purpose of producing the effects listed in Rule 13e-3(a)(3)(ii). Nonetheless, the Dolphin parties in retrospect acknowledge the implication of appearances. In this respect, while not dispositive of the issue at hand the Dolphin parties recognize the absence of an earlier Schedule 13E-3 and emphasize that, even in such absence, they made complete, clear and immediate disclosure of substantially the same information as would have been contained in a Schedule 13E-3.

•	Lipton Purchase less than merger consideration. As noted above, the base purchase price per share in the Lipton Purchase was $.50, whereas the merger consideration is $.70 per share, presenting a premium of 40%. Although not directly bearing on the nature of a Rule 13e-3 transaction, the Lipton Purchase did not constitute any disadvantage of any kind to the unaffiliated stockholders of the Company.

•	Lipton Shares irrelevant to and neutralized in merger. On March 17, 2006, more than five months after the Lipton Purchase, the Merger Agreement was reached and immediately fully disclosed (and the basic documentation filed) in the Dolphin parties’ Schedule 13D. Neither the Merger Agreement nor any other aspects of the transactions contemplated thereby involve the Lipton Shares. In fact, the Lipton Shares ab initio were fully neutralized by the Merger Agreement, which provides that the merger must be approved by a majority of the unaffiliated shares.

•	Dolphin has never used Lipton Shares. As noted in the Initial Response, the Dolphin parties did not, and did not seek to, derive or effect any control or other strategic benefits from the Lipton Purchase. The Lipton Shares simply never facilitated or furthered the merger. Several years of public record indicate the eagerness of Mr. Lipton to sell the Lipton Shares; he would have certainly voted in favor of the merger if he had retained his shares. Also as noted above, the Lipton Purchase was not followed by any application of control by any Dolphin party. No meetings of shareholders were called, no management or board membership changes were made, no board votes were taken and no other efforts were made to influence the Company in any way in connection with the merger by virtue of the ownership of the Lipton Shares. The Board at all relevant times has had seven members, all of whom were longer-standing members, other than Peter Salas, who was and continues to be the sole affiliate of the Dolphin parties on the Board. Of course, the merger was handled at the Company by a fully independent special committee advised by a qualified financial advisor and counsel.

•	‘‘Significantly higher’’ comment not a factor. The Dolphin parties acknowledge the staff's reference to the statement made that Parent would not sell its shares in a third party transaction unless the sale price were ‘‘significantly higher.’’ The Dolphin parties strongly deny that such single statement, while perhaps having been used to support the analysis of the special committee and its advisors, was intended to influence or in fact did influence the negotiations in the transaction. The Merger Agreement represents the best deal available to the Company as determined by the special committee and a significant premium over the applicable historical market prices thereof. There is no indication whatsoever that the Lipton Purchase in any way reduced or limited the price to be paid to the unaffiliated shareholders in the merger.

•	Full and timely Schedule 13D disclosure . A indicated above, Schedule 13D disclosure regarding the Lipton Purchase and certain developments regarding the merger were fully and timely made by the Dolphin parties. During approximately the last year six Schedule 13D filings were made by the Dolphin parties. In particular, a filing was made immediately following the Lipton Purchase, each of the two indications of interest and the Merger Agreement. In every case, the filings not only fully disclosed the Dolphin parties intent and actions, but written documents were filed as exhibits and summarized, including in particular the indications of interest. Although the Dolphin parties acknowledge that such disclosure is not necessarily dispositive of any Rule 13e-3 question, the Schedule 13D disclosure represents a complete absence of any intent not to fully disclose their intent and actions.
To reiterate the Commission’s established position: (i) a transaction is regarded as a Rule 13e-3 transaction if it is part of or in furtherance of a series of actions, which, when taken together, have a reasonable likelihood or purpose of producing, directly or indirectly, any of the going private effects, and (ii) a Rule 13e-3 transaction is deemed to commence with the first transaction that occurs at or after the time that it becomes reasonably likely that any of the going private effects will occur. With respect to clause (i), notwithstanding the timing of the Lipton Purchase and the Merger Agreement five months later and the appearances created thereby, for the reasons described above the Lipton Purchase in fact was not part of and did not further the merger. The Lipton Purchase in actuality was unrelated to and fully neutralized in the Merger Agreement. With respect to clause (ii), for the reasons described above the Dolphin parties believe that no 13e-3 transaction had occurred at the time of the Lipton Purchase, as it was by no means then reasonably likely that the merger would occur. As a matter of fact notwithstanding the initial indication of interest, the Dolphin parties at that time did not in fact believe that a merger would occur. As such, the Dolphin group respectfully submits that the Lipton Purchase was not effected as a part or in furtherance of a series of transactions that, taken together, had a reasonable likelihood or purpose of producing going private effects. Nonetheless, in light of the clear importance of this issue, the Dolphin group requests an opportunity to meet with or, alternatively to speak with, the staff on this issue in the hope of better presenting the Dolphin parties’ position and addressing the staff's concerns.

2.    SEC COMMENT:    We note your response to prior comment 3; however, Dolphin Advisors, LLC, Dolphin Management, Inc. and Dolphin Offshore do not appear as filing persons on the cover page. Please revise to identify these parties on the cover page and as signatories to the Schedule 13E-3, or advise.

COMPANY RESPONSE:	We revised the Schedule 13E-3 on the cover page and the signature page in response to the staff’s comments.

Item 3. Identify and Background of the Filing Persons

3. SEC COMMENT: Please revise to identify all of the filing persons and provide all of the information required by Item 1003 of Regulation M-A.

COMPANY RESPONSE:	We revised the Schedule 13E-3 on pages 1 and 2 in response to the staff’s comments.

Item 9. Reports, Opinions, Appraisals and Negotiations

4.    SEC COMMENT:    We note your response to prior comment 26; however, the presentation by BB&T Capital Markets does not appear as an exhibit to Schedule 13E-3. Also, we could not locate Exhibits (c)(1)-(4) that you reference. Furthermore, it does not appear to be filed with Exhibit C to the proxy statement. We note, however, that discussion materials dated March 16, 2006 were filed as correspondence. Please file any written materials as exhibits and revise your references as appropriate.

COMPANY RESPONSE:	We revised the Schedule 13E-3 on pages 6 and 7 in response to the staff’s comments and filed the exhibit in response to the staff’s comment.

Preliminary Proxy Statement
General

Parent, page 3

5.    SEC COMMENT:    We note your response to prior comment 12. Please consider revising your disclosure here or in another appropriate section to describe the affiliation between Parent, Dolphin Offshore and Dolphin Management Inc.

COMPANY RESPONSE:	We revised the preliminary proxy statement on pages 3 and 50 in response to the staff’s comment.

Continuing Equity Interest, page 4

6.    SEC COMMENT:    We note your response to prior comment 15 and reissue in part. We note that your letter to shareholders still implies that Contributing Stockholders may currently elect to exchange their securities for securities of the surviving entity. Please revise throughout the document as appropriate.

COMPANY RESPONSE:	We revised the preliminary proxy statement on pages 4-5 and 36 in response to the staff’s comment.

Fairness of the Merger, page	4

7.    SEC COMMENT:    We note your response to prior comment 17 and reissue. Item 1014 of Regulation M-A requires each filing person and affiliate to opine as to the fairness of the transaction to the unaffiliated shareholders. Therefore, a fairness determination of each filing person should not encompass the interests of Dolphin Offshore, Peter Salas or other filing persons. We also note that your disclosure on page 19 defines the scope of the fairness determination differently from the disclosure under this subheading. Please revise as appropriate.

COMPANY RESPONSE:	We revised the proxy statement on page 5 in response to the staff’s comment.

Special Factors, page 11

Reasons for the Special Committee’s Determination of Fairness of the Merger and Recommended Approval of the Merger, page 15

8.    SEC COMMENT:    We note your response to prior comment 34; however, we are unable to locate any discussion by BB&T of historical stock prices. Please explain the basis for the reference to historical stock prices or advise.

COMPANY RESPONSE:	The proxy statement includes a discussion of BB&T’s analysis of our historical stock prices in connection with its ‘Public Take-Out Premium Analysis’’ beginning on page 31.

9.    SEC COMMENT:    We note your response to prior comment 35; however, the second bullet point on page 15 does not explain how each of the factors listed impacted the special committee’s fairness determination. We note, however, that some factors regarding your prospects if you remained publicly owned are discussed below.

COMPANY RESPONSE:	We revised the proxy statement on page 16 in response to the staff’s comment.

10.    SEC COMMENT:    We note the reference to ‘‘potentially positive factors considered by the special committee’’ on page 17. Please clarify why the special committee considered these factors to be ‘‘potentially positive.’’ If there was uncertainty as to whether the factors were positive, please expand your disclosure to explain.

COMPANY RESPONSE:	We revised the proxy statement on page 18 in response to the staff’s comment.

11.    SEC COMMENT:    Please expand your disclosure to discuss in greater detail why the special committee did not consider liquidation value. In addition, please expand your disclosure to discuss going concern value in reasonable detail. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A.

COMPANY RESPONSE:	The proxy statement includes a discussion of the special committees consideration of the liquidation value and the going concern value on page 21.

Fairness of the Merger to Stockholders Other than the Continuing Stockholders, page 19

12.    SEC COMMENT:    We note your response to prior comment 31. Please revise your heading to reflect that the discussion that follows also addresses fairness of the merger to stockholders other than affiliates of Parent.

COMPANY RESPONSE:	We revised the proxy statement on page 20 in response to the staff’s comment.

13.    SEC COMMENT:    We note your response to prior comment 36. Please revise your discussion to clarify that you have not retained an unaffiliated represented to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. Refer to Item 1014(d) of Regulation M-A.

COMPANY RESPONSE:	We revised the proxy statement on pages 20-21 in response to the staff’s comment.

Determination of the Fairness of the Merger by the Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas, page 19

14.    SEC COMMENT:    Please revise the disclosure to discuss in reasonable detail each of the factors that were considered and why each of the identified material factors supports the filing person’s determination that the Rule 13e-3 transaction is fair to the unaffiliated stockholders. Include quantification where appropriate. Refer to Item 1014(b) of Regulation M-A. Several of the bullet points lack sufficient detail and are inappropriately conclusory. In addition, please revise your disclosure to separately address procedural and substantive fairness of the transaction to unaffiliated stockholders.

COMPANY RESPONSE:	The Dolphin Parties added disclosure to the filings on pages 21-24 in response to the comment.

15.    SEC COMMENT:    We note your response to prior comment 37 as relates to prior comment 33. We could not locate disclosure regarding net book value, going concern value and liquidation value in this section. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail, including quantification where appropriate. Revise the fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. Please revise or advise.

COMPANY RESPONSE:	The Dolphin Parties added the requested disclosure on pages 21-22 in the fifth bullet point in the section of the proxy statement entitled ‘‘Determination of the Fairness of the Merger by Parent, Newco, the potential Contribution Stockholders, Dolphin Offshore and Peter Salas.’’

16.    SEC COMMENT:    We note your response to prior comment 34. The third bullet point on page 20 indicates that the filing persons did rely on the conclusions of the special committee. Please expand your disclosure to clarify that filing persons are expressly adopting the analysis and conclusion of the special committee.

COMPANY RESPONSE:	The Dolphin Parties revised the disclosure previously made in response to the comment and is contained on page 21 in the third, fourth and fifth bullet points in the section of the proxy statement entitled ‘‘Determination of the Fairness of the Merger by Parent, Newco, the potential Contribution Stockholders, Dolphin Offshore and Peter Salas.’’

17.    SEC COMMENT:    We note your disclosure on page 23 in response to prior comment 39. Please revise to clarify what you mean by the ‘‘referenced statement.’’

COMPANY RESPONSE:	The Dolphin Parties have clarified the referenced language on page 24 in response to the comment.

Opinion of Financial Advisor to the Special Committee, page 23

18.    SEC COMMENT:    We note your response to prior comment 42. Please include the previously requested disclosure. In addition, please revise your disclosure to clarify that the financial projections you provided were limited to the fiscal year ending on April 30, 2006 and that you did not prepare or provide projections for periods after April 30, 2006. Please revise throughout for consistency. For instance, we note your second full paragraph on page 31 that BB&T Capital Markets used in its analysis various projections of future performance prepared by your management.

COMPANY RESPONSE:	We revised the proxy statement on page 32 to clarify that we only provided our budget and that the budget was only for the year ended April 30, 2006. Because our fiscal year ends on April 30, 2006, we filed our actual results for the year then ended on our annual report on Form 10-K. Accordingly, we believe our budget for that period is immaterial to stockholders. We would welcome a discussion with the staff regarding this comment if it would be helpful.

Purpose and Structure of the Merger, page 32

19.    SEC COMMENT:    We note your response to prior comment 46; however, each filing person must state the reasons for the structure of the transaction and why each filing person has chosen to undertake this transaction at this point in time as opposed to other times in your operating history. Please revise. Refer to Item 1013(c) of Regulation M-A.

COMPANY RESPONSE:	We revised the proxy statement on page 34 in response to the staff’s comment. Additionally, we draw your attention to the fact that the transaction was negotiated by the special committee and the Parent and their respective advisors. None of the potential Contributing Stockholders are on the special committee. Further, the potential Contributing Stockholders have not come to terms for the exchange of their shares of BRA common stock for equity interests in the surviving company and may not ultimately be filing persons.

20.    SEC COMMENT:    Similarly, we note your response to prior comment 47. Please expand your disclosure to discuss the alternatives considered by each filing person and explain why such alternatives were rejected. Refer to Item 1013(b) of Regulation M-A.

COMPANY RESPONSE:	We revised the proxy statement on page 34 in response to the staff’s comment. Additionally, we draw your attention to the fact that the potential Contributing Stockholders did not participate in structuring this transaction.

Security Ownership of Certain Beneficial Owners and Management, page 59

21.    SEC COMMENT:    We note that you have added Mr. Salas to your table in response to prior comment 53. Please revise your footnotes to explain how you have determined that Mr. Salas beneficially owns 54.4 % of your common stock. Refer to Instruction 5 to Item 403 of Regulation S-K.

COMPANY RESPONSE:	We revised the proxy statement on page 63 in response to the staff’s comment.

BOSTON RESTAURANT ASSOCIATES, INC.

By:	/s/ George R. Chapdelaine George R. Chapdelaine, President and Chief Executive Officer